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   AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

2.   Name of fund: SEI ABSOLUTE RETURN MASTER FUND, L.P.

3.   Securities and Exchange Commission File No.: 811-21350

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application   [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     ONE FREEDOM VALLEY DRIVE
     OAKS, PENNSYLVANIA 19456

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

     SEAN GRABER
     MORGAN, LEWIS & BOCKIUS LLP
     1701 MARKET STREET
     PHILADELPHIA, PA 19103
     (215) 963-5598

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


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     SEI INVESTMENTS MANAGEMENT CORPORATION
     ONE FREEDOM VALLEY DRIVE
     OAKS, PENNSYLVANIA 19456
     (610) 676-1000

     SEI INVESTMENTS GLOBAL FUNDS SERVICES
     ONE FREEDOM VALLEY DRIVE
     OAKS, PENNSYLVANIA 19456
     (610) 676-3185

     SEI PRIVATE TRUST COMPANY
     ONE FREEDOM VALLEY DRIVE
     OAKS, PENNSYLVANIA 19456
     (610) 676-3269

     SEI INVESTMENTS DISTRIBUTION CO.
     ONE FREEDOM VALLEY DRIVE
     OAKS, PA 19456
     (610) 676-1000

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end   [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     SEI INVESTMENTS MANAGEMENT CORPORATION
     ONE FREEDOM VALLEY DRIVE
     OAKS, PENNSYLVANIA 19456

     PACIFIC ALTERNATIVE ASSET MANAGEMENT COMPANY, LLC
     1920 MAIN STREET
     SUITE 500


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     IRVINE, CALIFORNIA 92614

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     SEI INVESTMENTS DISTRIBUTION CO.
     ONE FREEDOM VALLEY DRIVE
     OAKS, PA 19456

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes   [X] No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811- __________________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes   [ ] No

     If Yes, state the date on which the board vote took place: MAY 10, 2006

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes   [X] No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:

     NO SHAREHOLDER APPROVAL WAS REQUIRED UNDER THE FUND'S AGREEMENT OF LIMITED PARTNERSHIP. IN ADDITION, THE FUND NEVER COMMENCED OPERATIONS AND HAD NO SHAREHOLDERS.


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II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ] Yes   [X] No

THE FUND NEVER COMMENCED OPERATIONS AND NEITHER HELD ANY ASSETS NOR HAD ANY SHAREHOLDERS.

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

          [ ] Yes   [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [ ] Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes   [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes   [X] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: N/A

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes   [ ] No

THE FUND NEVER COMMENCED OPERATIONS AND NEITHER HELD ANY ASSETS NOR HAD ANY SHAREHOLDERS.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?


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     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes   [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

     (b)  Why has the fund retained the remaining assets? N/A

     (c)  Will the remaining assets be invested in securities? N/A

          [ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability: N/A

     (b) How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:                                  $3,678.00

          (ii)  Accounting expenses:                             $       0

          (iii) Other expenses (list and identify separately):   $       0

          (iv)  Total expenses (sum of lines (i)-(iii) above):   $3,678.00


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     (b)  How were those expenses allocated?

     THE FUND DID NOT BEAR ANY OF THE EXPENSES IN CONNECTION WITH THE
     LIQUIDATION.

     (c)  Who paid those expenses?

     SEI INVESTMENTS MANAGEMENT CORPORATION, THE FUND'S INVESTMENT ADVISER.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

     If Yes, describe the nature and extent of those activities: N/A

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger: N/A

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A


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     (d)  If the merger or reorganization agreement has NOT been filed with the
          Commission, provide a copy of the agreement as an exhibit to this form. N/A


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                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SEI Absolute Return Master Fund, L.P., (ii) he or she is the Vice President of SEI Absolute Return Master Fund, L.P., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                        /s/ Michael T. Pang
                                        ----------------------------------------
                                        Name: Michael T. Pang
                                        Title: Vice President


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